Tamboran Resources Corporation
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000
Australia +61 2 8330 6626
July 25, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Tamboran Resources Corporation
Registration Statement on Form S-3 (File No. 333-288382)
Request for Acceleration of Effective Date
To the addressee set forth above:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tamboran Resources Corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 filed on July 23, 2025 (the “Registration Statement”), and declare the Registration Statement effective as of 4:05 p.m., Eastern Time, on July 29, 2025, or as soon thereafter as possible.
The Company requests that it be notified of such effectiveness by a telephone call to David J. Miller of Latham & Watkins LLP at (737) 910-7363 and that such effectiveness also be confirmed in writing.

Sincerely,

Tamboran Resources Corporation

By:	/s/ Eric Dyer
Name: Eric Dyer
Title: Chief Financial Officer
cc (via email)
David J. Miller, Latham & Watkins LLP